Exhibit 4.2

DESCRIPTION OF THE REGISTRANT'S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

The following is a general description of the common stock of Kulicke and Soffa Industries, Inc. (the “Company”) and does not purport to be complete. For a complete description of the terms and provisions of the common stock, refer to the Company's Amended and Restated Articles of Incorporation (the “Articles of Incorporation”) and Amended and Restated By-Laws (the “By-Laws”), each of which is an exhibit incorporated by reference into the Annual Report on Form 10-K of which this exhibit is a part. This summary is qualified in its entirety by reference to these documents.

Authorized Capital Stock

The authorized shares of the Company consist of two hundred million (200,000,000) shares of common stock without par value (“Common Stock”), and five million (5,000,000) shares of preferred stock without par value (“Preferred Stock”). As of November 11, 2024, there were 53,871,256 shares of the Company’s Common Stock outstanding, and no shares of Preferred Stock were outstanding.

The Company’s board of directors may, without further action by the shareholders, issue a series of Preferred Stock and fix the rights and preference of those shares, including the dividend rights, dividend rates, conversion rights, exchange rights, voting rights, terms of redemption, redemption price or prices, liquidation and other preferences and priorities and the number of shares constituting any series or the designation of such series. The rights of the holders of Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock so issued. All of the five million authorized shares of Preferred Stock are currently undesignated.

Description of Common Stock

Each share of the Company’s Common Stock has the same rights and privileges. Holders of Common Stock do not have any preferences or any preemptive, conversion or exchange rights. All of our outstanding shares of Common Stock are fully paid and nonassessable.

Voting Rights

The holders of Common Stock of the Company are entitled to vote upon all matters submitted to a vote of the Company’s shareholders and are entitled to one vote for each share of Common Stock held.

Quorum; Voting Standards

The presence of a majority of the common shares entitled to vote, represented in person or by proxy, constitutes a quorum.

In all elections for directors, the By-Laws provide that cumulative voting is allowed, meaning that holders of Common Stock may multiply the number of votes they are entitled to cast by the total number of directors to be elected at a meeting of shareholders and cast the whole number of votes for one candidate or distribute them among some or all candidates. For other routine matters, the voting standard for approval of a proposal is the affirmative vote of a majority of the total votes cast by all shareholders entitled to vote. However, in the context of some business combinations, the voting standards differ, as described further in the section below titled “Anti-Takeover Provisions of the Articles, By-Laws and Pennsylvania Law.”

Dividends

Subject to the prior rights and preferences, if any, applicable to shares of Preferred Stock or any series of Preferred Stock, the holders of Common Stock are entitled to participate ratably in dividends, payable in cash, stock or otherwise, as may be declared by the board of directors out of any funds legally available for the payment of dividends. Each such distribution will be payable to holders of record as they appear on our stock transfer books on such record dates as may be fixed by the board of directors.

Exhibit 4.2

Right to Receive Liquidation Distributions

If the Company voluntarily or involuntarily liquidates, dissolves or winds-up, or upon any distribution of the Company’s assets, the holders of the Company’s Common Stock will be entitled to receive, after distribution in full of the preferential amounts, if any, to be distributed to the holders of Preferred Stock or any series of Preferred Stock, all of the remaining assets available for distribution equally and ratably in proportion to the number of shares of Common Stock held by them.

Listing

The Company’s Common Stock is listed on The Nasdaq Global Market under the trading symbol “KLIC.”

Transfer Agent

American Stock Transfer and Trust Company currently is the transfer agent and registrar for our common stock, with offices in New York, New York.

Preferred Stock

The board of directors is authorized, subject to limitations prescribed by law and the Articles of Incorporation, to provide for the issuance of shares of Preferred Stock, including one or more series of Preferred Stock, and to fix, from time to time by resolution, the number of shares to be included in each such series, and the designations, preferences, qualifications, limitations, restrictions, and special or relative rights of the shares of each such series.

The board of directors, without shareholder approval, may issue one or more series of Preferred Stock with voting or conversion rights that could adversely affect the voting power or economic rights of the holders of Common Stock. If the Company issues Preferred Stock, it may have the effect of delaying, deferring or preventing a change in control.

Anti-Takeover Provisions of the Articles, By-Laws and Pennsylvania Law

Some sections of the Articles of Incorporation and By-Laws and provisions of Pennsylvania law may discourage certain transactions involving a change in control of the Company.
The Articles of Incorporation and By-Laws contain provisions that (i) classify the board of directors into four classes, with one class being elected each year, (ii) permit the board to issue “blank check” Preferred Stock without shareholder approval, and (iii) prohibit the Company from engaging in certain business combinations with a holder of 20% or more of our shares without super-majority board or shareholder approval. Further, under the Pennsylvania Business Corporation Law, because the By-Laws provide for a classified board of directors, shareholders may only remove directors for cause.
The Company has opted out of several provisions of the Pennsylvania Business Corporation Law that could have the effect of delaying or interfering with a proposed change of control, but is also subject to other provisions of that law which could have those effects. The directors are subject to a provision of the Pennsylvania Business Corporation Law that permits them to consider the interests of constituencies other than the shareholders when deciding what will be in the best interests of the Company. In addition, the Company is subject to two statutory provisions that are similar to the last provision of the Articles of Incorporation described above. These statutory provisions impose certain price and other requirements, and special approvals before a holder of 20% or more of shares may engage in certain transactions.